E:	Lou@bevilacquapllc.com

T:	202.869.0888

W:	bevilacquapllc.com

November 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell, Laura Nicholson, Brian McAllister and Shannon Buskirk

Re:	Toppoint Holdings Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 17, 2024

File No. 333-281474

Ladies and Gentlemen:

We hereby submit the responses of Toppoint Holdings Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 30, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing the Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 32

1.	We note your introductory disclosure to the capitalization table states the amounts presented on a pro forma basis reflect net proceeds from the offering of $8,375,000. Tell us how you determined the increase of $8,740,000 to total pro forma shareholder’s equity and cash and cash equivalents as of June 30, 2024.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have updated the total pro forma shareholder’s equity and cash and cash equivalents in the capitalization table.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2 November 15, 2024

Dilution, page 33

2.	Please tell us how you determined the pro forma net tangible book value as of June 30, 2024, to be $10,363,104 based on the sale of 2,500,000 shares of common stock at an assumed initial offering price of $4.00 per share less the deductions that are disclosed.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the pro forma net tangible book value. Our calculation is illustrated below:

Total Assets as of September 30, 2024	$4,885,377
Net Proceeds from the offering	8,275,000
Less: Intangible Assets as of September 30, 2024	(801,614)
Pro Forma Total Tangible Assets	12,358,763
Less: Total Liabilities as of September 30, 2024	(2,290,688)
Pro Forma Net Tangible Book Value	$10,068,075

Certain Relationships and Related Party Transactions

Material Transactions with Related Parties, page 70

3.	We note your response to prior comment 2 that the board of directors intends to waive repayment of such amount as a bonus before the registration statement becomes effective. Please revise your disclosure to disclose when the board waives the repayment of the outstanding advances of $292,300, and ensure that such compensation expense is reflected in the appropriate financial statements.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have recognized outstanding advances to Mr. Chan as of September 30, 2024 as compensation for the nine months ended September 30, 2024, and we have not made additional advances to Mr. Chan since September 30, 2024.

PG. 3 November 15, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100) or Hok C Chan, Chief Executive Officer of Toppoint Holdings Inc. at (551) 866-1320.

Sincerely,

/s/ Louis A. Bevilacqua, Esq.
Louis A. Bevilacqua, Esq.
Bevilacqua PLLC

cc:	Hok C Chan, Toppoint Holdings Inc.